Mail Stop 3561

February 16, 2010

Mark B. Cox
Executive Vice President and Chief Financial Officer
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027

> **Re: Delek US Holdings, Inc.**
> **Correspondence Dated January 22, 2010 Regarding**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 9, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2009**
> **File No. 1-32868**

Dear Mr. Cox:

We have reviewed your letter dated January 22, 2010 regarding our comment letter dated December 15, 2009 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2008

Risk Factors, page 15

1. Your response to comment one in our letter dated December 15, 2009 indicates that you will include Schedule I with your Form 10-K for the fiscal year ended December 31, 2009, if applicable. However, your response does not indicate whether you should have provided Schedule I or the footnote disclosures required by Rule 4-08(e) of Regulation S-X in your fiscal 2008 Form 10-K. Please provide us with your analysis of whether either the footnote disclosures or Schedule I were applicable to your fiscal 2008 Form 10-K. If you conclude that either of these disclosures were

required, please provide us with your qualitative and quantitative assessment of materiality for the periods impacted to support your conclusion that your fiscal 2008 Form 10-K should not be amended.

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 41

2. We note your response to comment three in our letter dated December 15, 2009. Particularly, we note your response to the first bullet point, the first paragraph of your response to the second bullet point, and your response to the fourth bullet point. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosure for the future filings.

Refining Segment, page 48

3. Your response to comment six in our letter dated December 15, 2009 indicates that you will define per barrel of sales. To further clarify how these measures are calculated, please also disclose, if true, that you define operating margin as net sales less cost of goods sold and you define direct cash operating expenses as those operating expenses attributed to this segment.

Item 15. Exhibits and Financial Statement Schedules, page 66

4. We note your response to comment eight in our letter dated December 15, 2009. We reissue that comment.

Consolidated Financial Statements for the Year Ended December 31, 2008, page F-1

Note 2. Accounting Policies, page F-8

Inventory, page F-10

5. We note your response to comment 10 in our letter dated December 15, 2009. Please tell us whether you have sold the inventory on which you are reversing the reserve taken in the prior year. We note that each of the examples in the AcSEC LIFO issues paper you have referenced assumes that the inventory is sold prior to the reversal of the inventory reserve.

Note 3. Explosion and Fire at the Tyler, Texas Refinery, page F-18

6. We note your response to comment 11 in our letter dated December 15, 2009. Please explain to us in more detail how the loss recognized of $0.1 million was calculated. Also, please explain to us why this amount appears relatively small, as we would expect the damage to your saturates gas plant and naphtha hydrotreater would result in a greater impairment of your plant and equipment.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 13

7. We note your response to comment 19 in our letter dated December 15, 2009. In that response, you state that, in future filings, you will provide the requested disclosure. Additionally, please confirm, if true, that the terms in the transactions and agreements with related parties that you have already disclosed in this proxy statement were comparable to terms you could have obtained from unaffiliated third parties.

Executive Compensation, page 14

8. We note your responses to comments 20, 21, 23, 24, and 27 in our letter dated December 15, 2009. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosure for the future filings.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director